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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
           Amendment Number 31 to the Schedule 13D previously filed by
                               Joe L. Allbritton.
          Amendment Number 10 to the Schedule 13D previously filed by
                             Barbara B. Allbritton

                   Under the Securities Exchange Act of 1934*

                           RIGGS NATIONAL CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $2.50 PER SHARE
                         (Title of Class of Securities)

                                    766570105
                                 (CUSIP Number)

                               LAWRENCE I. HEBERT
                     SUITE 300, 808 SEVENTEENTH STREET, N.W.
                      WASHINGTON, D.C. 20006 (202) 789-2130
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 AUGUST 19, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP No. 766570 10 5

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1   NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    (a) Joe L. Allbritton           (b) Barbara B. Allbritton
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    (a) [ ]

    (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    (a) PF        (b) PF
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
    OR 2(e) [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    (a) USA       (b) USA
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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           (a) 9,097,441         (b) 31,732
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          (a) 2,505,511         (b) 2,030,000
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    (a) 9,097,441         (b) 31,732
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    (a) 2,505,511         (b) 2,030,000
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     (a) 11,602,952           (b) 2,061,732
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)  [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     (a) 39.7%          (b) 7.1%
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14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     (a) IN       (b) IN
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THIS SCHEDULE 13D CONSTITUTES A JOINT FILING PURSUANT TO RULE 13d-l(k)(1) AND
SERVES AS AMENDMENT NUMBER 31 TO THE SCHEDULE 13D PREVIOUSLY FILED BY JOE L. ALLBRITTON AND AMENDMENT NUMBER 10 TO THE SCHEDULE 13D PREVIOUSLY FILED BY BARBARA B. ALLBRITTON.

Item 4. PURPOSE OF TRANSACTION.

     Item 4 is amended to add:

     Mr. Allbritton had 1,500,000 unexercised options all of which terminated on or before August 26, 2004 in accordance with their terms due to Mr. Allbritton's retirement from the Company.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended as of August 20, 2004 as follows:

     (a) Mr. Allbritton, directly and indirectly, beneficially owns in the aggregate 11,602,952 shares of Common Stock, representing 39.7% of the outstanding Common Stock. Mr. Allbritton's 1,500,000 unexercised options terminated on or before August 26, 2004 in accordance with their terms due to Mr. Allbritton's retirement from the Company.

     Mrs. Allbritton, directly and indirectly, beneficially owns in the aggregate 2,061,732 shares of Common Stock. Included in these shares are 22,500 shares which Mrs. Allbritton has a right to acquire through exercise of stock options.

     (b) Mr. Allbritton has sole power to vote, or to direct the vote of, and sole power to dispose, or to direct the disposition of, 9,097,441 shares of Common Stock (as to which Mrs. Allbritton disclaims beneficial ownership). Mr. Allbritton's 1,500,000 unexercised options terminated on or before August 26, 2004 in accordance with their terms due to Mr. Allbritton's retirement from the Company.

     In addition as described below, Mr. Allbritton has shared power to vote, or to direct the vote of, 2,505,511 shares of Common Stock, consisting of 475,511 shares owned by Allwin, 500,000 shares held by The Allbritton Foundation (the "Foundation"), 200,000 shares held by the Allbritton Art Institute (the "Institute") and 1,330,000 shares purchased by Mrs. Allbritton. Mr. Allbritton shares the power to vote and to dispose of 475,511 shares of Common Stock (as to which Mrs. Allbritton disclaims ownership) with Allwin, the record and beneficial owner of such shares. Mr. Allbritton owns directly 100 percent of the capital stock of Allwin and would be deemed the indirect beneficial owner of the Common Stock owned by Allwin under applicable SEC rules and regulations.
Mr. Allbritton shares the power to vote and the power to dispose of 500,000 of the shares of Common Stock with the trustees of the Foundation, a private non-profit Texas corporation organized for charitable purposes and exempt from federal income taxation under Section 501(c)(3) of the Internal Revenue Code. Two of the other trustees of the Foundation are Mrs. Allbritton and Robert L. Allbritton, their son. Mr. Allbritton shares the power to vote and power to dispose of 200,000 shares of the Common Stock with the trustees of the Institute, a public charity organized under Texas law for charitable purposes and exempt from federal income taxation under Section 501(c)(3) of the Internal Revenue Code. The other trustees of the Institute are Mrs. Allbritton and Robert
L. Allbritton, their son. Mr. Allbritton also shares the power to vote and the power to dispose of 1,330,000 shares of Common Stock with Mrs. Allbritton.

     Mrs. Allbritton has sole power to vote, or to direct the vote of, and sole power to dispose, or to direct the disposition of, 31,732 shares of Common Stock (as to which Mr. Allbritton disclaims beneficial ownership). Of these shares, 22,500 are subject to options that are exercisable but that have not been exercised. Under SEC rules and regulations, Mrs. Allbritton is deemed to be the beneficial owner of shares that she has a right to acquire beneficial ownership of presently or within sixty days. These options are part of the options granted by the Company under its stock option plans and incentive plans to purchase 22,500 shares of Common Stock for prices ranging from $17 to $20.50 per share.

     Mrs. Allbritton also shares the power to vote and the power to dispose of 2,030,000 shares as follows: 1,330,000 shares of Common Stock with Mr. Allbritton, 500,000 shares of Common Stock with the trustees of the Foundation as described above, and 200,000 shares of Common Stock with the trustees of the Institute as described above.

     With regard to the Foundation and the Institute, neither the income nor the assets of either may inure to the benefit of, or be distributed to, any private individual, including their founder and control persons. Although Mr. and Mrs. Allbritton necessarily have no economic interest in the Common Stock held by the Foundation and the Institute, as trustees of the Foundation and the Institute they may be deemed by applicable SEC rules and regulations to share the power to vote and dispose of the shares with the other trustees. Decisions as to voting and disposition of the Common Stock held by the Foundation and the Institute will be made by the trustees of the Foundation and the Institute and such decisions must, by law, be made with regard to charitable interests.
Mr. Allbritton and Mrs. Allbritton and their son disclaim any beneficial interest in the 500,000 shares of Common Stock owned by the Foundation and the 200,000 shares of Common Stock owned by the Institute.

     Mr. and Mrs. Allbritton also disclaim beneficial ownership of 31,110 shares of Common Stock held for the benefit of their son by a trust of which the Riggs Bank N.A. is one of three trustees.

     After taking into account the foregoing, Mr. Allbritton may be deemed the beneficial owner of 39.7% of the outstanding Common Stock of the Company.

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     After taking into account the foregoing, Mrs. Allbritton may be deemed the beneficial owner of 7.1% of the outstanding Common Stock of the Company.

     (c) On August 19, 2004, Mr. Allbritton exercised (1) 124,000 options at an exercise price of $12, (2) 300,000 options at an exercise price of $10.63, (3) 100,000 options at an exercise price of $12, and (4) 1,000,000 options at an exercise price of $12.38. On August 20, 2004, Mr. Allbritton exercised 396,000 options at an exercise price of $15.1875. On or before August 26, 2004, 1,500,000 unexercised options expired in accordance with their terms.

     On August 19, 2004, Mrs. Allbritton exercised (1) 2,500 options at an exercise price of $13.125, (2) 2,500 options at an exercise price of $13.19, and
(3) 2,500 options at an exercise price of $13.84.

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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE: August 27, 2004
                                               /s/ JOE ALLBRITTON
                                               --------------------------
                                               Joe L. Allbritton


                                               /s/ Barbara Allbritton
                                               --------------------------
                                               Barbara B. Allbritton